Exhibit 99.1

Section 13(r) Disclosure

The disclosure with respect to the fiscal quarter ended September 30, 2014 reproduced below was provided by The Blackstone Group L.P. (“Blackstone”) in accordance with Section 13(r) of the Securities Exchange Act of 1934, as amended. Travelport Worldwide LTD may be considered an affiliate of Blackstone, and therefore an affiliate of SeaWorld. We did not independently verify or participate in the preparation of these disclosures.

Blackstone provided the following disclosure with respect to Travelport Worldwide LTD for its fiscal quarter ended September 30, 2014:

Blackstone provided the disclosure with respect to Travelport Worldwide LTD reproduced below. We have not independently verified or participated in the preparation of this disclosure.

“The following activities are disclosed as required by Section 13(r)(1)(D)(iii) of the Exchange Act.

As part of our global business in the travel industry, we provide certain passenger travel-related GDS and Technology Services to Iran Air. We also provide certain Technology Services to Iran Air Tours. All of these services are either exempt from applicable sanctions prohibitions pursuant to a statutory exemption permitting transactions ordinarily incident to travel or, to the extent not otherwise exempt, specifically licensed by the U.S. Office of Foreign Assets Control. Subject to any changes in the exempt/licensed status of such activities, we intend to continue these business activities, which are directly related to and promote the arrangement of travel for individuals.”

Per Travelport, the gross revenue and net profits attributable to these activities are still being determined.